October 2, 2008

James B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Rosenberg:

We received the SEC’s additional comments on September 19, 2008.  Hospira respectfully requests an additional ten business days to respond to these comments, and will respond on or before Monday, October 20, 2008.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Deborah Koenen
Deborah Koenen

cc:	Gus Rodriguez
Mary Mast

Deborah K. Koenen
Hospira, Inc.	Senior Counsel
275 North Field Drive
Lake Forest, IL 60045	Phone: (224) 212-2199
www.hospira.com	Fax: (224) 212-2088
Deborah.Koenen@hospira.com